FORM 61

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	WSI INTERACTIVE CORPORATION
ISSUER ADDRESS	200 - 1200 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6E 2S9
ISSUER TELEPHONE NUMBER	(604) 681-4911
CONTACT PERSON	THEO SANIDAS
CONTACT'S POSITION	PRESIDENT
CONTACT TELEPHONE NUMBER	(604) 681-4911
FOR QUARTER ENDED	SEPTEMBER 30, 2000
DATE OF REPORT	NOVEMBER 17, 2000

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"THEO SANIDAS"		00/11/20

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

"MARCUS NEW"		00/11/20

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

WSi INTERACTIVE CORPORATION
Quarterly Report to September 30, 2000
SCHEDULE B: SUPPLEMENTARY INFORMATION

1. THREE MONTHS TO SEPTEMBER 30, 2000

Breakdown of direct costs:

	2000	1999
Labour	$508,641	$293,639
Lists	2,545	14,248
Mailing	24,500	75,813
Printing	23,598	35,475
Distribution	1,278	2,261
Computer Hardware	38,961	--
Media Placement	--	350
Website Hosting and e-mail	2,017	40,119
Other	2,457	8,111

TOTAL	$603,996	$470,017

Breakdown of General and Administrative Expenses:
	2000	1999
Accounting and legal	$46,760	$100,496
Advertising and promotion	85,860	76,347
Automotive	3,912	4,013
Bad debt	--	--
Bank charges and interest	4,197	2,698
Brokerage fees/regulatory	64,069	8,463
Computer maintenance	787	31,667
Couriers and freight	3,598	2,242
Donations	100	9,704
Education and training	18,698	5,146
Equipment lease	102,050	10,598
Insurance	2,187	1,365
Miscellaneous	1,415	--
Office	37,611	26,822
Office rent	47,170	33,415
Salaries and consultants	445,563	210,418
Telephone	26,348	20,684
Travel and entertainment	11,715	12,829

TOTAL	$902,041	$556,907

Related party transactions:

During the quarter:
Legal fees were paid to a director:	$64,198
Fees were paid to a director:	$12,500
Fees were paid to a director:	$43,373

2. QUARTER ENDED SEPTEMBER 30, 2000

(a)     Securities issued during the quarter:

Common Shares

Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
Exercise Option	146,200	$0.35	$51,170.00	cash	$0
Exercise Option	29,167	$0.50	$14,583.50	cash	$0
Exercise Option	8,400	$0.52	$4,368.00	cash	$0
Exercise of Warrants	250,000	$0.40	$100,000.00	cash	$0

Total	433,767		$170,121.50

Warrants: Nil

(b)     Options granted during the quarter:

Number of Shares	Exercise Price	Expiry Date
542,500	$0.70	September 5, 2005
50,000	$0.70	September 20, 2005

3. AS AT SEPTEMBER 30, 2000

(a)	Share capital:
	Authorized:	100,000,000	Common Shares without par value
		20,000,000	Preferred Shares with $0.001 par value
	Issued:	51,075,945	Common Shares without par value

(b)	Summary of options outstanding:

Number of Shares	Exercise Price	Expiry Date
1,702,068	$0.50	July 12, 2004
1,037,500	$0.35	July 30, 2004
256,334	$0.35	November 8, 2004
297,000	$0.52	December 21, 2004
160,000	$1.10	June 8, 2005
542,500	$0.70	September 5, 2005
50,000	$0.70	September 20, 2005

4,045,402

(b)     Summary of warrants outstanding:

Number of Warrants and Shares	Exercise Price		Expiry Date
75,000		$0.40	November 26, 2000
	or $	0.46	November 26, 2001
1,781,000		$0.91	June 2, 2002

1,781,000

(c)     Escrow shares:  3,112,500 subject to release only by regulatory approval.

(d) List of directors:
Theo Sanidas Mike Donald (Resigned as of November 15, 2000) Marcus New

WSi INTERACTIVE CORPORATION
Quarterly Report to September 30, 2000
SCHEDULE C: Management Discussion

During the period the Company conducted a thorough review of the previous year's activities to determine the best course of action to move forward into the 2000 - 2001 fiscal year. As a result of this process the company has undergone significant reorganization and will concentrate its endeavors on becoming profitable by the end of the current fiscal year (June 30, 2001).

WSi is continuing to implement a corporate restructuring program due to current market conditions and the consequent ability of the Company to raise additional financing. This restructuring will include focusing on the Company's core competencies of marketing and web development services as well as reducing overhead costs to enable the Company to continue as a going concern.

Management will also conduct a fundamental review of WSi's investment portfolio. WSi will attempt to achieve a return on its past investments by seeking new business partners (including other public companies) to purchase and/or provide financing for some of WSi's other properties. WSi is intending to sell or lease a portion of its technology infrastructure to a third party in order to create working capital for the Company's immediate needs. The Company is currently seeking alternative sources of funding.

During the quarter ended September 30, 2000, Marcus New, founder, Chairman and CEO of Stockgroup.com was appointed as a director of the Company. Randy Buchamer and James L. Harris resigned as directors.

Subsequent to September 30, 2000 as part of the corporate restructuring, the Company has reduced its management team. Effective November 14, 2000, John York has resigned as the Chief Financial Officer and Bryan Kanarens has resigned as the Vice President and General Manager. Theo Sanidas will remain as President and Director until a new management team is identified and will assist the Company during the transition period. In addition, James Harris has resigned as the Corporate Secretary effective November 13, 2000 in conjunction with his resignation as an officer of seven other public companies. Mr. Harris is remaining as the Company's legal counsel. As of November 14, 2000 Mike Donald has resigned as a director.

WSi has also reduced its permanent labour force to approximately 20 people. The Company will engage additional personnel on a contract basis as required. This will enable WSi to reduce its fixed overhead costs while continuing to provide its clients with quality marketing and internet services.

During the first quarter, WSi announced the acquisition of a 50.1% interest in iaNett.com Internet Technologies Ltd., a developer of Internet searching solutions. Under the terms of the acquisition agreement, WSi's interest will reduce to 45% by the end of fiscal year 2001. On August 11, 2000, iaNett announced a strategic alliance with ClickHouse.com Online Inc., a leader among online banner advertising network companies. IaNett announced the launch of its newly developed Theme Based Search Engine on September 7, 2000. The assets of IaNett include search engine technologies and WSi is currently evaluating opportunities for this product and is seeking sources for funding further development of IaNett.

On July 14, 2000, the Company announced a new stock option plan (2000 Plan) pursuant to which options to purchase up to 5,000,000 shares of the Company may be granted. The 2000 Plan has now received CDNX approval, subject to disinterested shareholder approval at the Company's Annual General and Special Meeting scheduled for November 20, 2000.

In August, 2000, WSi filed a statement of claim in the Supreme Court of British Columbia to recover a loan of $200,000 made to ERSS Equity Retirement Savings System Corp. by a subsidiary of WSi and consequential damages. The action is being defended and is presently pending.

In September WSi announced that it has been listed on the Frankfurt Stock Exchange (Freiverkehr segment) trading under the symbol "WSJ". The objective is to give WSi a presence that will expose the Company to opportunities in the European Union.

During the first quarter, WSi entered into an investor relations services agreement with CEOcast, Inc. of New York to provide investor relations services in the US. Compensation is US $5,000 per month.

On September 29, 2000, the Company announced the completion of a world-class technology data centre. The data centre delivers state-of-the-art reliability, ironclad security, and scalable capacity to meet the escalating demands of e-business activities. This facility will be used specifically for Web technologies, Web hosting applications, data warehousing and the latest in streaming video technologies. The data centre is strategically located at Harbour Centre, the central Internet hub for Vancouver.

In October WSi announced that subject to further due diligence and exchange approval, it had facilitated the acquisition of Active Ortho by Southport Capital Corp.. If approved WSi will receive a finder's fee of 600,000 shares of Southport Capital which is a CDNX listed capital pool company. WSi has developed a proto-type of Active Ortho's business (DBA Sportsmedaccess.com) at a cost to Active Ortho of $240,000; billed in October.

WSi also continues to evolve its relationship with IBM Canada Ltd. In September the two companies hosted an Internet Business Development seminar in Vancouver. The event was well attended and received and it is expected that more joint seminars will be held in the future.

Subsequent to September 30, 2000, the Company announced that it had entered into an interest bearing Loan Agreement under which the Lender will loan CDN $500,000 to WSi (the "Loan"). These funds will be used by WSi for working capital purposes. The proposed terms of the Loan Agreement, as announced on November 1, 2000 are as follows:

(i)	The Lender shall have the right at any time prior to repayment of the Loan, to convert all or part of the outstanding principal amount of the Loan into common shares of WSi. The deemed price per share for conversion is the lesser of $0.33 or the market price at the time of conversion, subject to a minimum conversion price of $0.10 per share.
(ii)	Interest accrued on the Loan will be converted into common shares of WSi at the market price at the time of conversion.
(iii)	The Loan shall be due and payable on April 29, 2001.
(iv)	As security for repayment of the Loan, WSi agreed to provide a General Security Agreement to the Lender to be registered as a first charge against the assets of WSi.
(v)	Any shares acquired by the Lender upon conversion of the Loan or accrued interest shall be subject to a four month hold period commencing on the date of the Loan Agreement.

The Loan Agreement is subject to approval by CDNX and the Company is currently waiting for a formal response from CDNX.

On November 1, 2000, the Company also announced the proposed repricing of certain outstanding warrants and stock options. The Company has subsequently decided not to proceed with the repricing at this time.